SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Nancy O’Leary

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue Suite 4500

Chicago, IL 60601

(312) 946-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

January 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 64128J101	13 D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.P. (“JK&B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management V, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital V, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,952,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	6.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13 D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V Special Opportunity Fund, L.P. (“JK&B SOF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispense of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,033,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13 D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response in to row 7.
9	SOLE DISPOSITIVE POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,986,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 64128J101	13 D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274] are directly owned by JK&B SOF, both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF, both classes of shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,986,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	11.6%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 64128J101	13 D	Page 6 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DKB JTV Holdings, LLC (“DKB”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,006,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,006,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,006,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 64128J101	13 D	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Kronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,510,341 shares, of which 518,019 shares of Common Stock are directly owned by Kronfeld, 2,006,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to vote these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF, both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
30,510,341 shares, of which 518,019 shares of Common Stock are directly owned by Kronfeld, 2,006,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to dispose of these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF], both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,510,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	12.6%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 64128J101	13 D	Page 8 of 10 Pages

Statement on Schedule 13D

This Amendment No. 2 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 2 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2011 (the “Schedule 13D”) as amended by Amendment No. 1. Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 2 is being filed by JK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P., JK&B Management V, L.P., JK&B Capital V, L.L.C., DKB JTV Holdings, LLC and David Kronfeld.

ITEM 3.               Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

On January 30, 2015, the Issuer completed its merger with DivX Corporation, a privately-held Delaware corporation (“DivX”), pursuant to the Agreement and Plan of Merger, dated as of January 2, 2015 (the “Merger Agreement”), by and among the Issuer, NLDMC, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), NLDAC, Inc, a wholly-owned subsidiary of the Issuer (“Acquisition Sub”), PCF 1, LLC (“PCF”) and DivX. Pursuant to the Merger Agreement, Merger Sub merged with and into DivX and immediately thereafter DivX merged with and into Acquisition Sub, with Acquisition Sub continuing as the surviving corporation (the “Merger”).

In connection with the Merger the Issuer paid PCF merger consideration of $62.5 million (the “Merger Consideration”) through the issuance of a two-year convertible promissory note in the initial principal amount of $27,000,000 and the issuance of 35,980,216 shares of the Issuer’s common stock.

The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 5.               Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended by adding the following to the end thereof:

On June 27, 2013, Kronfeld was awarded 36,969 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the first half of 2013.

On December 19, 2013, Kronfeld was awarded 27,187 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the second half of 2013.

On June 20, 2013, Kronfeld was awarded 16,883 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the first half of 2014.

On December 23, 2014, Kronfeld was awarded 16,987 shares of the Issuer’s common stock in payment of Kronfeld’s semi-annual directors fees for the second half of 2014.

CUSIP NO. 64128J101	13 D	Page 9 of 10 Pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Agreement and Plan of Merger, dated as of January 2, 2015, by and among NLDMC, Inc., a wholly-owned subsidiary of the Company, NLDAC, Inc., a wholly-owned subsidiary of the Company, PCF 1, LLC and DivX Corporation, a wholly-owned subsidiary of PCF. (1)

(1) Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 5, 2015.

CUSIP NO. 64128J101	13 D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

JK&B Capital V, L.P., a Delaware Limited Partnership

By:     JK&B Management V, L.P., a Delaware Limited Liability Company
Its:     General Partner
By:     JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:      /s/ Nancy O’Leary
            Nancy O’Leary
            Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

By:     JK&B Management V, L.P., a Delaware Limited Partnership
Its:     General Partner
By:     JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:      /s/ Nancy O’Leary
            Nancy O’Leary
            Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

By:     JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its:     General Partner

By:      /s/ Nancy O’Leary
            Nancy O’Leary
            Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

By:      /s/ Nancy O’Leary
            Nancy O’Leary
            Attorney-in-Fact

DKB JTV Holdings, LLC

By:      /s/ Nancy O’Leary
            Nancy O’Leary
           Attorney-in-Fact

David Kronfeld

By:      /s/ Nancy O’Leary
            Nancy O’Leary
            Attorney-in-Fact